SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2023 1Q Business Report
2.	Exhibit 99.1 Woori Financial Group Review Report for 2023 1Q (Consolidated)
3.	Exhibit 99.2 Woori Financial Group Review Report for 2023 1Q (Separate)

Summary of 2023 First Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 16, 2023 under the title “Summary of 2022 Business Report.”

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2023 1Q	2022	2021
Operating income	1,252	4,431	3,660
Non-operating income	18	55	89
Income from continuing operations before income tax	1,270	4,485	3,749
Income tax expense from continuing operations (-)	324	1,161	942
Income from discontinued operations	—	—	—
Net income	947	3,324	2,807
Controlling Interest	914	3,142	2,588
Non-controlling Interest	33	182	219

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Classification	Funding Source	2023 1Q			2022			2021
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	316,609,169	2.70	68.55	313,019,768	1.45	68.21	291,653,291	0.79	70.88
	Borrowings	27,166,451	3.63	5.88	27,296,742	1.99	5.95	21,628,379	0.98	5.26
	Debentures	43,202,622	3.14	9.35	45,945,392	2.26	10.01	40,901,547	1.78	9.94
	Others	42,778,656	—	9.27	42,537,152	—	9.27	29,470,312	—	7.15
	Total Liabilities	429,756,898	—	93.05	428,799,054	—	93.44	383,653,529	—	93.23

	Total Equity	32,115,477	—	6.95	30,082,662	—	6.56	27,845,863	—	6.77

	Total Liabilities & Equity	461,872,375	—	100.00	458,881,716	—	100.00	411,499,392	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Type	Managed Item	2023 1Q			2022			2021
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	18,003,854	2.95	3.90	16,097,533	1.52	3.51	13,809,362	0.34	3.36
	Marketable securities	73,695,396	3.73	15.96	68,661,882	1.50	14.96	58,416,310	1.67	14.20
	Loans	327,660,414	5.03	70.94	326,710,683	3.73	71.20	301,849,585	2.79	73.35
	Loans in local currency	282,270,036	4.83	61.12	280,414,033	3.53	61.12	262,010,967	2.59	63.67
	Loans in foreign Currency	30,528,076	6.20	6.61	30,916,107	4.54	6.74	25,104,084	3.58	6.10
	Guarantee payments	18,684	2.38	0.00	21,260	2.67	0.00	28,000	2.46	0.01
	Credit card receivables	10,302,364	7.14	2.23	10,026,037	7.24	2.18	9,196,190	7.42	2.23
	Foreign bills bought	4,541,254	4.76	0.98	5,333,246	2.58	1.16	5,510,344	0.85	1.34
	Bad debt expense in local currency (-)	2,372,096	—	(0.51)	2,128,867	—	(0.46)	1,878,781	—	(0.46)
	Others	44,884,807	—	9.71	49,540,485	—	10.79	39,302,916	—	9.55

	Total Assets	461,872,375	—	100.00	458,881,716	—	100.00	411,499,392	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2023 1Q	2022	2021
Equity capital (A)	32,832	31,404	28,980
Risk weighted assets (B)	207,957	205,307	192,503
BIS(Capital adequacy) ratio (A/B)	15.79	15.30	15.05

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards
Note 3)	2023 1Q figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: millions of Won, % )

Name of Company	Type		2023 1Q	2022	2021
Woori Bank Note2)	BIS ratio Note1)	Equity capital (A)	27,357,968	26,119,135	25,473,034
		Risk weighted assets (B)	167,489,507	167,432,214	157,275,764
		Capital adequacy ratio (A/B)	16.33	15.60	16.20
Woori Card Note3)	Adjusted capital ratio		16.68	16.54	17.73
	Tangible common equity ratio		11.95	11.28	11.84
Woori Financial Capital Note3)	Adjusted capital ratio		14.32	13.78	13.38
	Tangible common equity ratio		12.80	12.24	11.70
Woori Investment Bank Note4)	BIS ratio Note1)	Equity capital (A)	671,238	674,082	576,693
		Risk weighted assets (B)	4,464,230	4,448,524	4,037,822
		Capital adequacy ratio (A/B)	15.04	15.15	14.28
Woori Asset Trust Note5)	Operating capital ratio		1,263.68	1,189.77	1,078.93
Woori Asset Management Note3)	Minimum operating capital ratio		705.45	681.18	721.87
Woori Venture Partners Note6)	Tangible common equity ratio		90.75	90.92	88.57
Woori Savings Bank Note7)	BIS Capital adequacy ratio Note1)		18.12	18.06	21.47
Woori Private Equity Asset Management Note3)	Minimum operating capital ratio		8,971.49	8,937.76	3,967.99

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on the K-IFRS consolidated financial statements and Basel III standards. 2023 1Q figures are estimates only and are subject to change
Note 3)

Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4)	Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements
Note 5)	Figures for Woori Asset Trust are based on K-IFRS separate financial statements
Note 6)	Figures for Woori Venture Partners are based on the K-IFRS consolidated financial statements
Note 7)	Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )

Type	2023 1Q			2022			2021
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	2,061,543	719,414	286.6	316,876	7,656	4,138.9	560,744	5,734	9,779.3
Woori Card Note 2)	7,867,829	1,955,157	402.4	8,282,745	1,832,484	452.0	7,455,390	1,419,809	525.1
Woori Financial Capital Note 2)	2,545,328	1,294,480	196.6	2,468,298	1,205,067	204.8	1,531,101	856,736	178.7
Woori Investment Bank Note 2)	3,454,461	1,691,340	204.2	3,128,499	1,802,149	173.6	2,728,159	2,031,260	134.3
Woori Asset Trust Note 2)	229,639	29,296	783.85	232,036	32,755	708.4	176,660	25,558	691.2
Woori Savings Bank Note 2), Note3)	402,919	242,720	166.0	534,678	384,493	139.1	292,913	228,445	128.2
Woori Venture Partners Note 2)	65,063	9,350	695.8	109,432	10,707	1022.1	122,396	21,978	556.9
Woori Private Equity Asset Management Note 2)	43,971	1,926	2,283.2	23,226	1,897	1,224.4	8,068	1,539	540.0

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity
Note 3)	Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )

Type	2023 1Q			2022			2021
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	69,294	67,667	102.40	65,102	63,365	102.74	13,583	—	—

Note 1)	Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

(unit: % )

Name of Company	Type	2023 1Q Note 1)	2022 Note 1)	2021 Note 2)
Woori Bank	Liquidity coverage ratio	101.00	102.40	89.95
	Foreign currency liquidity coverage ratio	121.08	143.11	107.40
	Ratio of business purpose premises and equipment	10.50	11.04	11.46

Note 1)	The liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks are 92.5% and 80.0% respectively as of 2023 1Q and end of 2022
Note 2)	The liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks are 85.0% and 70.0% respectively as of end of 2021
Note 3)	The method of calculation is same as the applicable standards for business disclosures, and the applicable periods are 2023 1Q, 2022 4Q and 2021 4Q

c.	Profitability Ratio Note1), Note2)

					(units: % )

Type	2023 1Q		2022		2021
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.79	12.96	0.70	12.21	0.66	11.48
Excluding non-controlling interests	0.76	12.51	0.66	11.54	0.61	10.58
Woori Bank	0.79	13.67	0.66	11.71	0.60	9.92
Woori Card	1.57	10.34	1.14	7.28	1.10	6.36
Woori Financial Capital	1.39	11.46	1.51	12.53	1.69	15.74
Woori Investment Bank	1.64	13.29	1.74	14.47	1.59	12.89
Woori Asset Trust	21.79	29.96	20.86	29.74	18.64	27.05
Woori Savings Bank Note3)	(0.56)	(4.28)	0.41	3.05	1.06	7.95
Woori Asset Management	7.90	8.40	0.75	0.80	6.82	7.11
Woori Venture Partners	5.32	5.82	4.06	4.51	27.83	32.93
Woori Private Equity Asset Management	1.63	1.71	2.60	2.75	5.46	5.96

Note 1)

Based on the applicable standards* for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group and Woori Bank are on a consolidated basis and the figures for the other subsidiaries are on a non-consolidated basis.

*

Woori Card, Woori Financial Capital, Woori Investment Bank, Woori Savings Bank, Woori Venture Partners, Woori Private Equity Asset Management : net income for the past 1-year / average balance of equity capital for the past 1-year

*	Woori Financial Group and other subsidiaries: on an annualized basis based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Total assets and total equity : the simple average of the balances at the start the fiscal year and at the end of each quarter
Note 3)	Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

(units: billions of Won, except percentages)

Type	2023 1Q	2022	2021
Total loans	344,287	343,821	332,797
Substandard and below loans	1,197	1,082	990
Substandard and below loans ratio	0.35%	0.31%	0.30%
Non-Performing Loans	1,128	997	902
NPL Ratio	0.33%	0.29%	0.27%
Substandard and below coverage ratio (A/B)	201.8%	217.6%	192.2%
Loan Loss reserve (A)	2,416	2,354	1,903
Substandard and below loans (B)	1,197	1,082	990

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies Note1)

(units: % )

Type	2023 1Q			2022			2021
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.19	0.17	264.76	0.19	0.16	263.43	0.20	0.18	205.50
Woori Card	0.97	—	105.01	0.80	—	104.92	0.41	—	103.21
Woori Financial Capital	1.57	—	176.75	1.22	—	198.56	1.20	—	196.70
Woori Investment Bank	1.11	0.99	113.31	0.63	0.58	151.81	0.57	0.55	120.05
Woori Asset Trust	29.14	—	—	32.23	—	—	56.61	—	—
Woori Savings Bank Note 2)	4.94	—	73.21	3.22	—	97.54	2.32	—	117.37

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)

Classification	2023 1Q	2022	2021
ASSETS
Cash and cash equivalents	30,987,076	34,219,148	20,613,073
Financial assets at fair value through profit or loss (“FVTPL”)	21,421,279	19,860,573	13,497,234
Financial assets at fair value through other comprehensive income	33,747,133	33,085,080	39,119,789
Securities at amortized cost	27,284,525	28,268,516	17,086,274
Loans and other financial assets at amortized cost	355,155,285	355,760,729	348,885,617
Investments in joint ventures and associates	1,483,043	1,305,636	1,335,167
Investment properties	489,219	387,707	389,495
Premises and equipment	3,149,085	3,142,930	3,174,720
Intangible assets and goodwill	960,296	849,114	785,386
Assets held for sale	13,866	13,772	26,327
Net defined benefit asset	167,570	319,280	21,346
Current tax assets	16,672	53,274	22,598
Deferred tax assets	24,988	109,299	31,131
Derivative assets (designated for hedging)	64,376	37,786	106,764
Other assets	3,114,842	3,061,552	2,088,950

Total assets	478,079,255	480,474,396	447,183,871

LIABILITIES
Financial liabilities at FVTPL	9,021,513	8,952,399	4,873,458
Deposits due to customers	325,922,030	342,105,209	317,899,871
Borrowings	30,963,552	28,429,603	24,755,459
Debentures	42,206,757	44,198,486	44,653,864
Provisions	528,101	545,865	576,134
Net defined benefit liability	36,449	35,202	47,986
Current tax liabilities	843,313	843,555	584,491
Deferred tax liabilities	221,234	31,799	186,946
Derivative liabilities (designated for hedging)	175,362	202,911	27,584
Other financial liabilities	34,785,419	22,811,868	24,171,030
Other liabilities	771,912	690,157	556,853

Total liabilities	445,475,642	448,847,054	418,333,676

EQUITY
Owners’ equity:	29,659,667	28,761,897	25,842,019
Capital stock	3,640,303	3,640,303	3,640,303
Hybrid securities	3,411,676	3,112,449	2,294,381
Capital surplus	680,517	682,385	682,385
Other equity	(1,932,498)	(2,423,392)	(2,167,614)
Retained earnings	23,859,669	23,750,152	21,392,564
Non-controlling interests	2,943,946	2,865,445	3,008,176

Total equity	32,603,613	31,627,342	28,850,195

Total liabilities and equity	478,079,255	480,474,396	447,183,871

Number of Consolidated Subsidiaries (excluding holding company)	165	167	152

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2023 1Q	2022 1Q	2022	2021
Operating income	1,252,000	1,228,442	4,430,524	3,659,749
Net interest income	2,218,821	1,987,666	8,696,579	6,985,721
Net fees and commissions income	418,094	405,700	1,710,170	1,470,775
Dividend income	49,080	47,023	159,982	309,211
Net gain or loss on financial instruments at FVTPL	238,498	115,386	238,502	325,751
Net gain or loss on financial assets at FVTOCI	331	271	(21,498)	32,624
Net gain or loss arising on financial assets at amortized cost	64,306	48,068	74,204	107,317
Impairment losses due to credit loss	(261,573)	(166,068)	(885,272)	(536,838)
General and administrative expenses	(1,036,980)	(976,128)	(4,529,890)	(4,147,411)
Other net operating expenses	(438,577)	(233,476)	(1,012,253)	(887,401)
Non-operating income (expense)	18,321	(63,365)	54,850	89,492
Net income before income tax expense	1,270,321	1,165,077	4,485,374	3,749,241
Income tax expense	(323,699)	(292,605)	(1,161,392)	(941,870)
Net income	946,622	872,472	3,323,982	2,807,371
Net income attributable to owners	913,686	839,188	3,141,680	2,587,936
Net income attributable to the non-controlling interests	32,936	33,284	182,302	219,435
Other comprehensive income (loss), net of tax	370,711	(130,204)	(239,819)	170,181
Items that will not be reclassified to profit or loss	(9,744)	36,519	216,767	96,529
Items that may be reclassified to profit or loss	380,455	(166,723)	(456,586)	73,652

Total comprehensive income	1,317,333	742,268	3,084,163	2,977,552

Comprehensive income attributable to the owners	1,272,696	707,072	2,909,053	2,745,764
Comprehensive income attributable to non-controlling interests	44,637	35,196	175,110	231,788
Net income per share:
Basic and diluted loss per share (in Korean Won)	1,214	1,127	4,191	3,481

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2023 1Q	2022	2021
ASSETS
Cash and cash equivalents	1,460,900	313,361	578,725
Financial assets at fair value through profit or loss	—	689	—
Financial assets at fair value through other comprehensive income	325,083	312,771	146,294
Loans and other financial assets at amortized cost	2,269,569	2,041,877	633,110
Investments in subsidiaries	22,786,881	22,394,915	22,144,915
Premises and equipment	10,420	11,052	7,790
Intangible assets	4,845	4,859	5,171
Net defined benefit asset	2,471	5,947	1,516
Current tax assets	730	14,350	856
Deferred tax assets	9,843	13,433	6,454
Other assets	517	322	151

Total assets	26,871,259	25,113,576	23,524,982

LIABILITIES
Financial liabilities at fair value through profit or loss	—	—	329
Debentures	1,447,912	1,447,762	1,367,429
Provisions	1,253	487	394
Current tax liabilities	766,837	721,795	468,305
Other financial liabilities	736,303	46,039	22,988
Other liabilities	2,678	591	548

Total liabilities	2,954,983	2,216,674	1,859,993

EQUITY
Capital stock	3,640,303	3,640,303	3,640,303
Hybrid securities	3,411,501	3,112,273	2,294,288
Capital surplus	10,909,281	10,909,281	10,909,281
Other equity	(18,508)	(26,186)	(3,874)
Retained Earnings	5,973,699	5,261,231	4,824,991

Total equity	23,916,276	22,896,902	21,664,989

Total liabilities and equity	26,871,259	25,113,576	23,524,982

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2023 1Q	2022 1Q	2022	2021
Operating income	1,457,173	1,234,645	1,185,627	590,550
Net interest expense	5,682	(5,411)	(5,030)	(22,245)
Interest income	13,706	1,772	25,614	4,236
Interest expense	(8,024)	(7,183)	(30,644)	(26,481)
Net fees and commissions loss	(3,337)	(2,657)	(15,059)	(12,585)
Fees and commissions income	399	326	1,596	1,306
Fees and commissions expense	(3,736)	(2,983)	(16,655)	(13,891)
Dividend income	1,469,291	1,260,716	1,272,393	692,605
Net gain (loss) on financial instruments at FVTPL	2,023	—	1,018	(7,576)
Reversal (Provision) of impairment losses due to credit loss	(41)	(273)	(244)	76
General and administrative expenses	(16,445)	(17,730)	(67,451)	(59,725)
Non-operating income (expense)	(9)	4	(1,363)	(305)
Net income before income tax expense	1,457,164	1,234,649	1,184,264	590,245
Income tax income (expense)	(785)	(1,259)	(1,015)	4,607
Net income	1,456,379	1,233,390	1,183,249	594,852
Other comprehensive income (loss), net of tax	7,678	3,621	(22,312)	(2,330)
Items that will not be reclassified to profit or loss	7,678	3,621	(22,312)	(2,330)
Net gain (loss) on valuation of equity securities at FVTOCI	9,024	3,264	(24,676)	(2,408)
Remeasurement of the net defined benefit liability	(1,346)	357	2,364	78

Total comprehensive income	1,464,057	1,237,011	1,160,937	592,522

Net income per share:
Basic and diluted income per share (in Korean Won)	1,959	1,668	1,499	730

3.	Dividend Information

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 16, 2023 under the title “Summary of 2022 Business Report.”

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2023 1Q	2022	2021
Auditor	KPMG Samjong Accounting Corp.	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2	Note 3)

Note 1)

In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2)

In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2022, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS

Note 3)

In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2021, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2023 1Q	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	7,800 hours	KRW 200 million	1,091 hours
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours
2021	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 1,172 million	9,962 hours

Note 1)	Fee excludes VAT
Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2023 1Q	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million
2022	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million
2021	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2023 1Q	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64million
2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million
2021	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million

Note 1)	Fee excludes VAT

V. Corporate Governance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 16, 2023 under the title “Summary of 2022 Business Report.”

VI. Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2023	(units: shares, %)

			Shares Held				Notes
Name	Relation	Type	Beginning balance Note 1)		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	41,165,138	5.65	40,966,002	5.63	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	28,136,218	3.87	26,784,722	3.68	—
Total		Common	69,301,356	9.52	67,750,724	9.31	—
		Others	—	—	—	—	—

Note 1)	Beginning balance is as of December 31, 2022

b.	Changes in the largest shareholder

As of March 31, 2023	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sale of KDIC’S 14,445,354 shares through after-hours trading Note 3)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 4)
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	ESOA’s purchase of 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 5)

Note 1)

Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

※	transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000
Note 2)	Comprehensive stock exchange between Woori Financial Group and Woori Card.
Note 3)	Refer to the prior disclosures on Form 6-K on April 13, 2021, “Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group” for further details.
Note 4)	Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital
Note 5)	Refer to the prior disclosure on Form 6-K on December 10, 2021, “Change in the Largest Shareholder” for further details.

c.	Share Ownership of More Than 5%

As of March 31, 2023	(units: shares, %)

		Shares		Notes
	Name	No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	49,834,170	6.84	Note1)
	Nobis1, Inc.	40,560,000	5.57	Note2)
	Blackrock Fund Advisors	36,888,004	5.07	Note3)
Employee Stock Ownership Association		67,750,724	9.31	The largest shareholder Note 4)

Note 1)	As of February 1, 2023 based on the disclosure of National Pension Service on March 3, 2023
Note 2)	As of December 31, 2022 based on the shareholder registry
Note 3)	As of January 30, 2023 based on the disclosure of Blackrock Fund Advisors on February 6, 2023
Note 4)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		October 2022	November 2022	December 2022	January 2023	February 2023	March 2023
Common Shares	High	12,000	13,000	13,100	13,480	12,950	11,960
	Low	11,100	11,400	11,550	11,250	12,130	10,950
	Average	11,542	12,011	12,710	12,606	12,424.5	11,316
Monthly Trade Volume	High	4,012,900	6,594,930	6,610,706	6,163,074	4,085,986	4,092,995
	Low	940,751	1,260,692	1,431,662	2,059,497	1,206,388	1,319,731
	Monthly Total	45,059,956	50,542,542	51,933,848	65,315,078	52,349,827	55,615,552

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADSs)

Period		October 2022	November 2022	December 2022	January 2023	February 2023	March 2023
ADS	High	25.26	30.13	30.63	32.96	31.84	28.19
	Low	22.79	23.97	27.53	27.17	27.94	24.84
	Average	24.24	26.60	29.25	30.89	29.43	26.04
Won Conversion	High	35,821	40,118	39,096	40,547	39,189	37,188
	Low	32,638	33,989	34,889	34,476	36,336	32,414
	Average	34,576	36,287	37,921	38,528	37,403	34,003
Monthly Trade Volume	High	115,138	81,771	70,551	98,558	91,348	116,780
	Low	31,325	9,276	18,147	22,367	29,821	26,026
	Monthly Total	1,349,207	944,971	722,706	816,911	1,094,473	1,326,951

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

VII. Directors and Employee Information

1.	Directors and Executives

As of May 15, 2023

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	—	March 24, 2023 ~	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Su-Young Yun	—	March 24, 2023 ~	Note 3)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022~	Note 2)
Outside Director	Registered	Sung-Bae Ji	—	March 24, 2023 ~	Note 3)
Outside Director	Registered	Soo-Young Song	—	March 25, 2022~	Note 2)
Non-standing Director	Registered	Won-Duk Lee	26,500	March 25, 2022~	~December 31, 2023
Deputy President	Non-Registered	Sung-Wook Lee	15,000	February 25, 2022~	~February 10, 2024
Deputy President	Non-Registered	Gwang-Ik Jang	—	April 3, 2023~	~ April 2 , 2025
Senior Managing Director	Non-Registered	Il-Jin Ouk	3,000	March 7, 2023~	~February 24, 2024
Managing Director	Non-Registered	Kon-Ho Kim	9,160	March 7, 2023~	~ March 6, 2025
Managing Director	Non-Registered	Jang-Keun Park	—	March 7, 2023~	~ March 6, 2025
Managing Director	Non-Registered	Jeong-Soo Lee	5,890	March 7, 2023~	~ March 6, 2025
Deputy Managing Director	Non-Registered	Jae-Hwa Jeon	7,872	March 7, 2023~	~ March 6, 2025

Note 1)	End of the annual general meeting of shareholders for FY2025
Note 2)	End of the annual general meeting of shareholders for FY2023
Note 3)	End of the annual general meeting of shareholders for FY2024
Note 4)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 5)	Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

2.	Employee Status

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 16, 2023 under the title “Summary of 2022 Business Report.”

3.	Directors’ Compensation

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 16, 2023 under the title “Summary of 2022 Business Report.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 16, 2023	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President